UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

*Amendment No. 2

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

Stevia Corp.
(Name of Issuer)
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
86031P106
(CUSIP Number)
December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 7 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13G

CUSIP No. 86031P106

1.	NAMES OF REPORTING PERSONS Magna Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – limited liability company

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SCHEDULE 13G

CUSIP No. 86031P106

1.	NAMES OF REPORTING PERSONS Magna Equities II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – limited liability company

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SCHEDULE 13G

CUSIP No. 86031P106

1.	NAMES OF REPORTING PERSONS Joshua Sason
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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SCHEDULE 13G

CUSIP No. 86031P106

This Amendment No. 2 to Schedule 13G (this “Amendment No. 2”) is being filed with respect to the common stock, $0.0001 par value (the “Common Stock”), of Stevia Corp., a Nevada corporation (the “Issuer”), to amend the Schedule 13G filed with the Securities and Exchange Commission on February 4, 2014 (the “Schedule 13G”). This Amendment No. 1 is being filed to report that none of the Reporting Persons beneficially own more than 5% of the Common Stock. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13G.

Item 4. Ownership.

Item 4 is hereby amended and restated as follows:

The beneficial ownership of Common Stock by the Reporting Persons, as of the date hereof, is as follows:

A.	Magna Management, LLC

(a)	Amount beneficially owned: -0-
(b)	Percent of class: 0.0%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: -0-
(ii)	Shared power to vote or to direct the vote: -0-
(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or to direct the disposition of: -0-

B.	Magna Equities II, LLC

(a)	Amount beneficially owned: -0-
(b)	Percent of class: 0.0%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: -0-
(ii)	Shared power to vote or to direct the vote: -0-
(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or to direct the disposition of: -0-

C.	Joshua Sason

(a)	Amount beneficially owned: -0-
(b)	Percent of class: 0.0%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: -0-
(ii)	Shared power to vote or to direct the vote: -0-
(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or to direct the disposition of: -0-

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SCHEDULE 13G

CUSIP No. 86031P106

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

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SCHEDULE 13G

CUSIP No. 86031P106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015
Magna Management, LLC

	By:		/s/ Joshua Sason
		Name:	Joshua Sason
		Title:	Managing Member

Magna Equities II, LLC

	By:		/s/ Joshua Sason
		Name:	Joshua Sason
		Title:	Managing Member

Joshua Sason

/s/ Joshua Sason
JOSHUA SASON

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